Exhibit 21.1

Subsidiaries of the Registrants

Blue Ridge Real Estate Company Subsidiaries	Jurisdiction of Incorporation/ Formation

1. Northeast Land Company	Pennsylvania
2. Jack Frost Mountain Company	Pennsylvania
3. BRRE Holdings, Inc.	Delaware
4. Boulder Creek Resort Company	Pennsylvania
5. Moseywood Construction Company	Pennsylvania
6. Jack Frost National Golf Course, Inc.	Pennsylvania
7. Coursey Commons Shopping Center, LLC	Louisiana
8. Coursey Creek, LLC	Louisiana
9. Cobble Creek, LLC	Louisiana
10. Blue Ridge Acquisition Company	Pennsylvania
11. Flower Fields Motel, LLC	Pennsylvania

Big Boulder Corporation Subsidiaries	Jurisdiction of Incorporation/ Formation

1. Lake Mountain Company	Pennsylvania
2. BBC Holdings, Inc.	Delaware
3. Big Boulder Lodge, Inc.	Pennsylvania